Exhibit 99.4

FORM OF PROXY

Name of the Company	:	WIPRO LIMITED
Registered Office	:	Doddakannelli, Sarjapur Road, BANGALORE 560 035

I/We

of                                                                being a member of the above named Company, hereby appoint the following as my/our Proxy to attend and vote for me/us and on my/our behalf at the 57th Annual General Meeting/General Meeting of the Company, to be held on July 17, 2003 at 4.30 p.m. and at any adjournment thereof.

1.	Mr./Mrs	(signature) or failing him

2.	Mr./Mrs	(signature) or failing him

3.	Mr./Mrs	(signature) or failing him

**	I/We direct my/our Proxy to vote on the Resolutions in the manner as indicated below :

Sl. No.	Resolution	For	Against

1.	Adoption of Report and Accounts as at March 31, 2003	☐	☐
2.	Declaration of final Dividend	☐	☐
	Re-election of the following persons as Directors :	☐	☐
3.	- Dr. Jagdish N. Sheth	☐	☐
4.	- Mr. P.M. Sinha	☐	☐
5.	Appointment of Auditors	☐	☐
6.	Re-appointment of Mr. Azim H. Premji as Chairman and Managing Director as well as payment of salary	☐	☐
7.	Partial revision in the payment of remuneration to Mr. Vivek Paul, Vice Chairman of the Company	☐	☐
8.	Formulation of ADS Stock Option Plan 2003	☐	☐

No. of shares held :

Reference Folio No./DP ID & Client ID

Signed this                      day of                                           2003.

Affix
One Rupee
Revenue
Signature(s) of Member(s)	Stamp
(1)

(2)

(3)

Notes :

1.	The Proxy, to be effective should be deposited at the Registered Office of the Company not less than FORTY-EIGHT HOURS before the commencement of the Meeting.

2.	A Proxy need not be a member of the Company.

3.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders. Seniority shall be determined by the order in which the names stand in the Register of Members.

4.	This form of proxy confers authority to demand or join in demanding a poll.

5.	The submission by a member of this form of proxy will not preclude such member from attending in person and voting at the Meeting.

6.	This is optional. Please put a tick mark (#) in the appropriate column against the Resolutions indicated in the Box. If a member leaves the ‘For’ or ‘Against’ column blank against any or all the Resolutions, the proxy will be entitled to vote in the manner he/she thinks appropriate. If a member wishes to abstain from voting on a particular Resolution, he/she should write “Abstain” across the boxes against the Resolution.

7.	In case a member wishes his/her votes to be used differently, he/she should indicate the number of shares under the columns ‘For’ or ‘Against’ as appropriate.

ATTENDANCE SLIP

WIPRO LIMITED
Registered Office :
Doddakannelli, Sarjapur Road
BANGALORE 560 035

FIFTY SEVENTH ANNUAL GENERAL MEETING ON JULY 17, 2003

Reg. Folio No./Demat Account No.

I certify that I am a registered shareholder/proxy for the registered shareholder of the Company.

I hereby record my presence at the FIFTY SEVENTH ANNUAL GENERAL MEETING of the Company to be held at the registered of the Company at Bangalore on July 17, 2003.

Member’s/Proxy’s name in BLOCK letters	Member’s/Proxy’s Signature